SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Amendment No. 1
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Adherex Technologies Inc.

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(TITLE OF CLASS OF SECURITIES)

00686R200
(CUSIP NUMBER)

Robert W. Butts
1 Burton Hills Boulevard, Suite 140
Nashville, TN 37215
615-665-0413

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

September 3, 2010

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF  THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
THE  ACQUISITION  WHICH  IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX
☐.

NOTE:  SCHEDULES  FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE
COPIES  OF  THE  SCHEDULE,  INCLUDING  ALL  EXHIBITS.  SEE  RULE 13D-7 FOR OTHER
PARTIES  TO  WHOM  COPIES  ARE  TO  BE  SENT.

*  THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S
INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND
FOR  ANY  SUBSEQUENT  AMENDMENT  CONTAINING  INFORMATION  WHICH  WOULD  ALTER
DISCLOSURES  PROVIDED  IN  A  PRIOR  COVER  PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED
TO  BE  "FILED"  FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF
1934  ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT
BUT  SHALL  BE  SUBJECT  TO  ALL  OTHER  PROVISIONS OF THE ACT (HOWEVER, SEE THE
NOTES).

                                  SCHEDULE 13D

                              CUSIP  NO
---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
     Robert W. Butts
---------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                     (A)  ☐
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)         (B)  ☐
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   PF
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        ☐
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

---------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   USA
---------------------------------------------------------------------
NUMBER  OF  SHARES       (7)  SOLE  VOTING  POWER
BENEFICIALLY                       83,008,000
OWNED  BY  EACH
REPORTING  PERSON      ----------------------------------------------
WITH                                        (8)  SHARED  VOTING  POWER
----------------------------------------------
(9)  SOLE  DISPOSITIVE  POWER

----------------------------------------------
(10)  SHARED  DISPOSITIVE  POWER

---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON              83,008,000
---------------------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)       ☐
      EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                      20.3%
---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)  IN
---------------------------------------------------------------------

CUSIP No.  00686R200

This Amendment No.1 (this “Amendment”) to Schedule 13D relates to warrants (the “Warrants”) to purchase shares of common stock (the “Common Stock”) of Adherex Technologies, a Canadian corporation (the “Issuer”).

This Amendment is being filed to report a change in the amount of securities beneficially owned by the Reporting Person.  This Amendment modifies the original Schedule 13D filed by the Reporting Person on June 14, 2010.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)  The Reporting Person beneficially owns 41,504,000 shares of Common Stock and 41,504,000 Warrants to purchase shares of Common Stock, which represents 20.3% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 83,008,000, the number of shares of Common Stock and Warrants beneficially owned by the Reporting Person by (ii) 409,797,451 shares of Common Stock, the number of shares of Common Stock issued and outstanding as reported to the Reporting Persons by the Issuer on May 13, 2010, plus the number of Warrants beneficially owned by the Reporting Person.

(b)  The Reporting Person has the power to vote and dispose of the 41,504,000 shares of Common Stock and would have the power to vote and dispose of the Common Stock underlying the 41,504,000 Warrants, pending their conversion.

(c)  On June 9, 2010, the Reporting Person acting purchased 41,504,000 units. Each unit consists of one common share and one  unregistered warrants.  The purchase price of each unit was CDN $0.03.  The Reporting Person already reported the purchase of the Common Stock in this transaction on Schedule 13D, dated June 14, 2010. However, at the time of such filing, the Reporting Person was not deemed to be the beneficial owner of the Common Stock underlying the Warrants, pursuant to Rule 13d-3(d)(1)(i), since the Warrants may not be exercised until October 30, 2010. The Reporting Person is now deemed to have beneficial ownership of the Common Stock underlying the Warrants, pursuant to Rule 13d-3(d)(1)(i), and accordingly, have reported the Warrants in this Amendment.

(d)  Not applicable.

(e)  Not applicable.

ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS,  OR  RELATIONSHIPS  WITH
RESPECT  TO  SECURITIES  OF  THE  ISSUER.

None.

ITEM  7.     MATERIALS  TO  BE  FILED  AS  EXHIBITS.

None.

SIGNATURE

     AFTER  REASONABLE  INQUIRY  AND  TO  THE BEST OF MY KNOWLEDGE AND BELIEF, I
CERTIFY  THAT  THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND
CORRECT.

DATED: September 3, 2010	By:	/S/ Robert W. Butts